By Fax # (202) 772-9210

August 7, 2007

Mr. Donald A. Walker

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporate Finance

Office of Financial Services

450 Fifth Street N.W.

Washington, D.C. 20549

Re: SEC Comment Letter re: Sun American Bancorp Form 10-K, File No. 001-32183

Dear Mr. Walker;

I am writing to acknowledge receipt of your letter dated July 27, 2007. We are in process of preparing a detailed response to the matters that you have raised. I note that you have requested a response within a ten business day period which I calculate to be August 10, 2007. Unfortunately your letter arrived when I was not in the office and I have only returned this week to respond to it.

I will work diligently to provide your office with a formal response as soon as possible, but given the detail that will be required to adequately address the items that you have raised, I would respectfully request a short extension to respond until August 17, 2007.

I believe that this would enable us to prepare, review and support our responses to your comments. It would also permit us to have our response reviewed by our Audit Committee of our Board of Directors (meeting on August 15, 2007) to ensure we have their guidance, input and concurrence as well. Please let me know if this is acceptable to you.

Sincerely,

Robert Nichols

Chief Financial Officer

9293 Glades Road Boca Raton, Fl 33434